

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65327

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
_____
(No. and Street)

CHICAGO   IL   60604
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED GOLDMAN   312-692-5007
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO AND FARBER, LLP
_____
(Name – if individual, state last, first, middle name)

150 N. WACKER DRIVE, SUITE 3100   CHICAGO   IL   60606
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, ___FRED GOLDMAN_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___EQUITEC TRADING, LLC_____ , as

of ___DECEMBER 31_____, 20_14_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

___CHIEF FINANCIAL OFFICER___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

The Members
Equitec Trading, LLC
Chicago, IL

We have audited the accompanying financial statements of Equitec Trading, LLC (the Company), an Illinois Limited Liability Company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and changes in members' capital and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Equitec Trading, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

EQUITEC TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 1,439,333
Due from clearing broker	1,777,002
Accounts receivable	384,226
Other	10,000
	$ 3,610,561

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	$ 896,844
	896,844
Members' capital	2,713,717
	$ 3,610,561

See Notes to Financial Statements.

EQUITEC TRADING, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Trading loss, net	$ (93,725)	
Execution income, net	4,631,546	
Interest and dividend income:		
Dividends	20	
Credit interest	52,124	
Other income	8,459	
Total Revenues		$ 4,598,424
EXPENSES:		
Compensation and benefits	3,068,287	
Interest	52,192	
Brokerage	554,290	
Technology and communications	204,922	
Exchange fees and costs	106,821	
Office and miscellaneous	52,386	
Floor permit fees	407,500	
Professional fees	47,804	
Total Expenses		4,494,202
NET INCOME		104,222
MEMBERS' CAPITAL, BEGINNING OF YEAR		2,809,261
CAPITAL CONTRIBUTIONS		800,000
CAPITAL WITHDRAWALS		(999,766)
MEMBERS' CAPITAL, END OF YEAR		$ 2,713,717

See Notes to Financial Statements.

EQUITEC TRADING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$ 104,222	
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in balance due from clearing broker	(415,886)	
Decrease in accounts receivable	212,391	
Decrease in securities and derivatives owned	385,191	
Decrease in U.S. Treasury bills	499,800	
Decrease in securities and derivatives sold, not yet purchased	(307,063)	
Decrease in accrued expenses	(629,233)	
Net cash used in operating activities		$ (150,578)
FINANCING ACTIVITIES:		
Capital contributions	800,000	
Capital withdrawals	(999,766)	
Net cash used in financing activities		(199,766)
NET DECREASE IN CASH		(350,344)
CASH, BEGINNING OF YEAR		1,789,677
CASH, END OF YEAR		$ 1,439,333
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for interest		$ 52,104
Cash paid during the year for income taxes		$ -

See Notes to Financial Statements.

6

EQUITEC TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization:

Equitec Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on January 22, 2002. In October 2007, the Company admitted its first Class C members. As of December 31, 2014, Equitec Group, LLC held the majority ownership in the Company. During 2014, the Company engaged in proprietary trading activities on organized exchanges in the United States. The Company was registered as a broker/dealer with the Securities and Exchange Commission (SEC). The Company was a member of Chicago Board Options Exchange (CBOE), CBOE Stock Exchange, Inc., and had executed an Electronic User Agreement with the Intercontinental Exchange Futures U.S. allowing the Company access to those markets. The Company was also in the business of executing brokerage transactions. See Note 12.

2. Significant Accounting Policies:

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2014, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. All positions in marketable securities and derivatives are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains and losses. See Notes 4 and 5.

Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

The other asset pertains to the Company's Class B limited partnership interest, which represents an ownership interest in the Company's clearing broker. As such, the interest is not readily marketable, and is carried at cost. See Note 12.

The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

EQUITEC TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies - continued:

    Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2014, the balance of the allowance for doubtful accounts was $5,041. For the year ended December 31, 2014, the Company charged to bad debt expense estimated uncollectible accounts receivable balances totaling $5,041.

    The Company is not liable for federal income taxes as the members recognize the Company's income or loss on their personal tax returns. However, the Company is subject to Illinois Replacement Tax. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2014, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2011.

    Management has evaluated subsequent events through February 27, 2015, the date on which the financial statements were available to be issued.

3. Due from/to Clearing Broker:

    The balance due from/to the clearing broker includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2014 consisted of cash/margin accounts totaling a net receivable balance of $1,777,002.

4. Derivative Financial Instruments:

    Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. These financial instruments generally include exchange-traded options contracts, futures contracts, and options on futures contracts. The Company's derivative activities were limited to those involving equity and index options,

4.   Derivative Financial Instruments - continued:

futures contracts, and options on futures contracts. The Company used derivative financial instruments as part of its trading activities and its overall risk management process during the year, and as of December 31, 2014, was no longer involved in these activities. The related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations as net trading gains and losses. The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

For the year ended December 31, 2014, the Company's derivative activities had the following impact on the statement of operations:

Trading gains (losses), net:	
Futures contracts – equity index	$ (92,548)
Options on futures contracts	60,570
Index options	(80,150)
	$ (112,128)

For the year ended December 31, 2014, the monthly average volume of derivative contracts bought and sold was approximately 6,077.

5.   Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

5. Fair Value of Financial Instruments - continued:

- **Level 1.** Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as in Level 1 include listed debt and equity securities and listed derivatives.

- **Level 2.** Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company were quotes received from outside brokers, maturities of securities, values of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

As of December 31, 2014, there were no securities and derivatives owned and securities and derivatives sold, not yet purchased. Recorded amounts of cash, receivables, and payables approximate fair value, based on their short-term nature.

6. Guarantees:

Indemnifications: In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

Other Guarantees: The Company is obligated under a guarantee agreement with Goldman Sachs Execution & Clearing, L.P. (GSEC) regarding any losses incurred in the

EQUITEC TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

6. Guarantees - continued:

event of severe impairment of assets held at GSEC owned by Equitec Proprietary Markets, L.L.C., an affiliate. Management cannot estimate the amount of any potential liability under this guarantee, but feels that the likelihood of a requirement to make payments pursuant to the agreement is remote.

7. Financial Instruments with Off-Balance Sheet Risk:

In connection with its proprietary trading activities, the Company enters into various transactions involving derivative financial instruments, primarily exchange-traded options, futures, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2014 at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2014.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

EQUITEC TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

7. Financial Instruments with Off-Balance Sheet Risk - continued:

Concentration of credit risk: The majority of the Company's trades were cleared through Goldman Sachs Execution & Clearing, L.P., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Amounts payable, if any, to the clearing broker and securities sold, not yet purchased, if any, are collateralized by cash on deposit with the clearing broker.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital of $2,491,837, which was $2,391,837 in excess of its required net capital.

9. Principal Transaction Revenues:

During 2014, the Company's principal transaction revenues consisted of equity activities (including equity shares, equity options and options on stock indexes) resulting in a net trading loss of $93,725, and execution of brokerage transactions totaling $4,631,546.

10. Related Party Transactions:

The Company had the following transactions with its affiliated companies, Equitec Group, LLC and Equitec Proprietary Markets, LLC:

a) Payroll:

The Company's payroll function was handled exclusively by Equitec Group, LLC (the Group). Reimbursement payments were made to the Group based on the Company's share of payroll-related expenses. During 2014, total compensation paid for by Group on the Company's behalf was $2,848,287.

b) Expense Reimbursements:

During 2014, the Company reimbursed Equitec Proprietary Markets, LLC $37,500 for technology fees and $235,000 for administrative fees. The expenses are included in the total for technology and communications expense, office and miscellaneous expense, and compensation and benefits expense reported in the

10.   Related Party Transactions - continued:

b) Expense Reimbursements - continued:

statement of operations and changes in members' capital. The Company also reimbursed various other affiliated companies for expenses paid on its behalf.

c) Execution Income:

Execution income included $302,146 received from various affiliates. At December 31, 2014, accounts receivable included $20,519 due from these affiliates for execution services.

11.   Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition or results of operations.

12.   Subsequent Events:

Subsequent to December 31, 2014, the Company had capital withdrawals of $1,000,000.

On January 5, 2015, the Company submitted a uniform request of withdrawal from broker-dealer registration. As of January 6, 2015, the Company's memberships with the SEC and CBOE were terminated. As of February 9, 2015, the Company withdrew its Class B limited partnership interest in the Company's clearing broker. The Company has ceased operations and the Members plan to dissolve the Company in 2015. As of January 1, 2015, the Company's division of executing brokerage transactions was transferred to an affiliated company, Compass Professional Services, LLC for the purpose of consolidating operations.

EQUITEC TRADING, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

Total members' capital, end of year		$ 2,713,717
Add: Compensation payable on aged receivables		28,826
Less:		
Non-allowable assets:		
Limited partnership interest	$ (10,000)	
Other assets, including aged receivables	(152,706)	
		(162,706)
Fidelity bond charge		(88,000)
NET CAPITAL		2,491,837
Minimum capital requirement		100,000
EXCESS NET CAPITAL		$ 2,391,837
EXCESS NET CAPITAL AT 1000%		$ 2,402,153

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item(s) included in the statement of financial condition:		
Accrued compensation, as applicable		$ 690,090
Accounts payable and other accrued expenses, as applicable		206,754
Aggregate indebtedness		$ 896,844
Ratio: Aggregate indebtedness		0.36
to Net Capital		to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2014.

EQUITEC TRADING, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER ᴸᴸᴾ

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

The Members
Equitec Trading, LLC
Chicago, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3 in which: (1) Equitec Trading, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

Equitec Trading, LLC
111 West Jackson Blvd
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Dr.
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Equitec Trading, LLC (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2014, by making the following statements to our auditors:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2014 without exception.

3. The Company has disclosed any regulatory examinations or correspondence between the SEC or DEA related to compliance with the exemptive provisions.

4. All subsequent events through the date of the auditors' report that could have a material effect on the company's assertions have been disclosed.

5. The Company has maintained effective controls in order to maintain compliance with the exemptive provisions.

6. The Company actively monitors their compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.

Fred Goldman, Chief Financial Officer

Equitec Trading, LLC

February 27, 2015

EQUITEC TRADING, LLC

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Independent Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2014



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Members
Equitec Trading, LLC
Chicago, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Equitec Trading, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 (if applicable) with respective cash disbursement records including a copy of the check written, the bank statement in which the check cleared, and the cash disbursements journal in which the check was recorded, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 (if applicable) with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment (if applicable) with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*********1020*****************ALL FOR AADC 606
065327   CBOE   DEC
EQUITEC TRADING LLC
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHERYL POSTON 312-692-5078

2. A. General Assessment (item 2e from page 2) $ *10,233*

   B. Less payment made with SIPC-6 filed (exclude interest) (*5,174*)

     7.14.14
     Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) *5,059*

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ *5,059*

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ *5,059*

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUITEC TRADING , LLC
(Name of Corporation, Partnership or other organization)

Cheryl L. Poston
(Authorized Signature)

Dated the *23rd* day of *FEBRUARY*, 20 *15*.

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,627,845

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   101,143

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   101,143

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   539,965

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 95,937

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   95,918

Total deductions   635,883

2d. SIPC Net Operating Revenues $ 4,093,105

2e. General Assessment @ .0025 $ 10,233

(to page 1, line 2.A.)